DNA Brands Inc

March 26th 2021

Securities and Exchange Commission

RE: File Number 024-11471

Letter of correspondence:

My name is Adrian McKenzie-Patasar, I am the CEO of DNA Brands Inc (DNAX). I certify that our Regulation A Offering has been qualified in the state of Georgia.

Adrian McKenzie-Patasar

CEO

/s/ Adrian McKenzie-Patasar

DNA Brands CEO